UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

NICE Ltd.
(Exact name of the registrant as specified in its charter)

Israel	0-27466
(State or other Jurisdiction of	(Commission	(IRS Employer
Incorporation or Organization)	File Number)	Identification No.)

13 Zarchin Street, P.O. Box 690, Ra’anana 4310602, Israel (Address of Principal Executive Offices)	N/A (Zip Code)

Tali Mirsky, +972-9-7753911
(Name and Telephone Number, Including Area Code, of the
Person to Contact in Connection with this Report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

⌧	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1- Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of NICE Ltd. (“NICE”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”), for the reporting period January 1, 2020 to December 31, 2020.

A copy of NICE’s Conflict Minerals Report, which includes a brief description of the reasonable country of origin inquiry conducted by NICE as required by the Rule, is provided as Exhibit 1.01 to this Form SD, and is publicly available at http://www.nice.com/investor-relations/annual-report/sec. Additionally, NICE maintains a policy with respect to the sourcing of conflict minerals, which is available at https://www.nice.com/Documents/Conflict_Mineral_Policy.pdf.  The website and information accessible through it are not incorporated into this document.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Report.

Section 2- Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NICE Ltd. By: /s/ Tali Mirsky Name: Tali Mirsky Title: Corporate VP, General Counsel & Corporate Secretary	Date: May 27, 2021